mesoblast
the adult stem cell company

RECEIVED

2007 JUL 26 P 12:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07025546

SUPPL

19 July 2007

Office of International Corporate Finance
US Securities and Exchange Commission
100 F Street, N.E.
WASHINGTON DC 20549
USA
Mailstop: Room 3628

Dear Sirs

Re: Submission by Mesoblast Limited under Rule 12g3-2(b) - SEC File Number 82-34929

We enclose copies of all documents lodged with the Australian Securities Commission on behalf of Mesoblast Limited for filing with the US Securities & Exchange Commisson.

These lodgements date from 16 May 2007 to the present date 19 July 2007.

Yours sincerely

Kevin Hollingsworth
Company Secretary

PROCESSED
JUL 30 2007
THOMSON
FINANCIAL

dw 7/27

Level 39, 55 Collins Street Melbourne
Victoria 3000 AUSTRALIA
t +61 3 9639 6036
f +61 3 9639 6030
www.mesoblast.com
ABN 68 109 431 870
ACN 109 431 870

mesoblast
the adult stem cell company

asx announcement

MESOBLAST MOVES FORWARD WITH NEXT PHASE OF CLINICAL TRIALS USING "OFF-THE-SHELF" STEM CELLS

New trials support unique commercial model

Key points:

- Commencement of spinal fusion clinical trial at leading United States orthopaedic centre
- Trial uses Mesoblast's "off-the-shelf", or allogeneic, adult stem cells for spinal fusion
- Allogeneic trials represent next clinical stage for company, supporting key business model
- Patient enrolment concluded in Australian Pilot Trial of patients' own, or autologous, stem cells
- Strong interim analyses from this trial form a key factor behind Mesoblast's move forward with allogeneic phase of clinical development

Melbourne, Australia; 16 July 2007: Australian adult stem cell company, Mesoblast Limited (ASX:MSB; USOTC:MBLTY), announced today the commencement of its first United States-based clinical trial using allogeneic, "off-the-shelf" or universal donor, adult stem cells for patients with intervertebral disc disease and requiring spinal fusion.

Mesoblast Founder, Professor Silviu Itescu, said: "We have been delighted by the strong interim results from the Pilot Trial at The Royal Melbourne Hospital for fracture repair using patients' own, or autologous, stem cells. All 10 patients have now safely received stem cell implantation.

"The results from the Pilot Trial have now enabled Mesoblast to progress to the next phase of clinical development, using allogeneic (universal donor) cells.

"We are excited to be commencing the allogeneic clinical program, which underpins Mesoblast's business model and will provide regenerative treatments to the broadest number of patients possible," Professor Itescu said.

The spinal fusion trial using allogeneic cells will be undertaken at the Hospital for Special Surgery (HSS) in New York, a world leading institution in orthopaedic treatments. The trial's Principal Investigator is Joseph M. Lane, M.D., Chief of the Metabolic Bone Disease Service and Attending Orthopaedic Surgeon, Hospital for Special Surgery. He is also Medical Director of the Osteoporosis Prevention Center and Associate Director of the Trauma Service. Dr. Lane is acknowledged as a world leader in the field of bone repair and regeneration.

mesoblast
the adult stem cell company

asx announcement

Over 300,000 spinal fusion procedures are currently performed annually in the US alone, representing a rapidly growing, multi billion dollar market. Mesoblast aims to commercialise a safe and effective "off-the-shelf" stem cell therapy to significantly improve fusion outcomes. This will eliminate the need for autograft, bone obtained from a patient's own hip through a second surgical procedure which can result in long-term complications such as chronic pain and infection.

Mesoblast's commercial strategy is to produce a high margin, unique adult stem cell product that is obtained from a single donor, commercially expanded and frozen, and subsequently used in thousands of unrelated, or allogeneic, recipients at the time and place of need.

Mesoblast intends to shortly provide a market update on the progress of the autologous cardiovascular Pilot Trial at the John Hunter Hospital in Newcastle, as well as the allogeneic cardiac program of its US-based sister company Angioblast Systems Inc.

About Hospital for Special Surgery

Founded in 1863, Hospital for Special Surgery (HSS) is located in New York City and is a world leader in orthopaedics, rheumatology, and rehabilitation (www.hss.edu). HSS is ranked second nationally in orthopaedics by U.S. News & World Report. In 2004, HSS was recognised by Queen Elizabeth and the British Government for its landmark role in guiding the development of an innovative orthopaedic centre in London and helping the British National Health Service (NHS) initiative to incorporate best practices and improve health care in the UK. HSS is a member of the New York-Presbyterian Healthcare System, and all medical staff are on the faculty of Weill Cornell Medical College. The hospital's research division is internationally recognised as a leader in the investigation of musculoskeletal and autoimmune diseases.

About Mesoblast Limited

Mesoblast Limited (ACN 109 431 870) is an Australian biotechnology company committed to commercialisation of novel treatments for orthopaedic conditions, including a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Mesoblast has worldwide exclusive rights to a series of patents and technologies that have been developed over more than 10 years relating to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The company has also acquired a significant interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and rapid product commercialisation.

For further information, please contact:
Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036 or + 61 (0) 419 228 128
E: julie.meldrum@mesoblast.com

MESOBLAST ANNOUNCES STRONG INTERIM RESULTS IN FRACTURE REPAIR TRIAL

Key points:

- Strong bone regeneration reported in interim analyses of implanted patients
- Excellent safety profile of implanted cells, with no adverse events reported
- Enrolment completed for all 10 patients at The Royal Melbourne Hospital
- Success of Mesoblast's therapy in these patients eliminated the need for a second operation to harvest bone from the hips, the current standard clinical practice

Melbourne, Australia; 18 June 2007: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB;USOTC:MBLTY), today announced positive interim results in the clinical trial of its proprietary adult stem cell technology for patients suffering from non-healing, long bone fractures.

The interim results were presented in a commercial tutorial this morning by Mr Richard Farrugia, Clinical Research Coordinator for the Department of Orthopaedics at The Royal Melbourne Hospital to a leading international stem cell congress, the International Society for Stem Cell Research (ISSCR), currently being held in Cairns, Australia. The ISSCR is the premier event for the world's stem cell scientists, with this year's conference the first to be held outside the United States.

Mr Farrugia said the interim data from the trial demonstrated an exciting new development in the orthopaedic field.

He said the first eight patients implanted with their own cultured stem cells in The Royal Melbourne Hospital safety trial were progressing well, with no adverse events recorded to date. Results from the first five to receive the stem cell implants had shown positive outcomes.

Interim results presented indicated:

- Strong bone regeneration and fracture union in the first 5 patients implanted with Mesoblast's proprietary cells
- In these patients, the need for a second operation to harvest bone from their hips was eliminated by the success of the stem cell therapy
- Final 2 patients recruited into the trial will receive implants shortly.

Mesoblast's Founder and Chief Scientific Adviser, Professor Silviu Itescu, said the Company was delighted with the strong interim results from its long bone fracture repair trial.

"In order to eliminate the need for patient-specific therapies, and to make this bone regenerative treatment available to the broadest number of patients, all future clinical trials of Mesoblast's platform technology, including the Phase 2 trials in the United States for spinal fusion and for long bone fractures, will focus on delivery of safe, low cost and high-margin, off-the-shelf allogeneic (universal donor) stem cells," Professor Itescu said.

"These interim results are a reflection of Mesoblast's rapid technical and clinical progress, and its emergence as a global leader in this exciting new field of regenerative medicine," Professor Itescu added.

A further update on the Trial will be made in due course.

About Mesoblast:

Mesoblast Limited (ASX:MSB; USOTC:MBLTY) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus is to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a timeframe as possible. Mesoblast Limited has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The company has also acquired a substantial interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast are jointly funding and progressing the core technology. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of clinical milestones.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Mesoblast Ltd

ABN

68 109 431 870

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	68,000 Ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary Shares - As per the Company's Constitution being ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes for Ordinary Shares
5	Issue price or consideration	$44,200
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	68,000 shares issued on conversion of 68,000 options at $0.65 on exercise of existing options granted by the company.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 June 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	107,716,133	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
8,024,667	Unlisted Options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 June 2007
(Company secretary)

Print name: Kevin Hollingsworth..

== == == == ==

+ See chapter 19 for defined terms.

BNP PARIBAS
SECURITIES SERVICES

Date: 28-May-07

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 3

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited hereby advises of a change in its relevant interest in Mesoblast Limited.

The enclosed ASIC Form 604 discloses all required details.

Yours faithfully,

Justin Christopher
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0029

BNP PARIBAS FUND SERVICES AUSTRALASIA PTY LTD
Level 6 60 Castlereagh Street Sydney NSW 2000 Australia
PO BOX R209 Royal Exchange NSW 1225 Australia
Tel: +61 2 9222 0000 - Fax: +61 2 9222 0255
ABN 71 002 855 674

Form 604
Corporations Law
Section 671B
Notice of Change of Interests of Substantial Holder

To: **Mesoblast Limited**

ACN/ARSN: 109 431 870

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

There was a change in the interests of the substantial holder on	24-May-2007
The previous notice was given to the company on	09-Feb-2007
The previous notice was dated	08-Feb-2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		*Present notice*	
Class of securities	*Person's votes*	*Voting power*	*Person's votes*	*Voting power*
Fully Paid Ordinary	11,200,848	10.40%	12,430,627	11.55%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	*Person whose relevant interest changed*	*Nature of change*	*Consideration given in relation to change*	*Class and number of shares affected*	*Person's votes affected*
20-Apr-2007 to 15-May-2007	AMP Capital Investors Limited	Share acquisition	$603,257.06	Fully Paid Ordinary 389,690	389,690
10-May-2007 to 14-May-2007	AMP Capital Investors Limited	Share disposal	-$102,022.09	Fully Paid Ordinary -52,815	-52,815
2-Mar-2007 to 24-May-2007	AMP Life Limited	Share acquisition	$1,197,172.82	Fully Paid Ordinary 600,963	600,963
8-May-07	AMP Life Limited	Share disposal	-$40,563.78	Fully Paid Ordinary -18,049	-18,049
28-Feb-2007 to 3-May-2007	Cogent Nominees Pty Limited	Share acquisition	$981,418.95	Fully Paid Ordinary 452,469	452,469
28-Feb-2007 to 3-May-2007	Cogent Nominees Pty Limited	Share disposal	-$2,000,762.16	Fully Paid Ordinary -940,503	-940,503
2-Mar-2007 to 3-May-2007	Cogent Nominees Pty Limited <SMP Accounts>	Share acquisition	$240,928.52	Fully Paid Ordinary 112,361	112,361
18-Apr-2007 to 10-May-2007	Cogent Nominees Pty Limited <SMP Accounts>	Share disposal	-$36,055.88	Fully Paid Ordinary -17,560	-17,500
2-Mar-2007 to 24-May-2007	Equipsuper	Share acquisition	$302,683.28	Fully Paid Ordinary 150,452	150,452
16-Mar-07	Equipsuper	Share disposal	-$72,318.78	Fully Paid Ordinary -39,114	-39,114
2-Mar-2007 to 24-May-2007	LAMP	Share acquisition	$453,489.13	Fully Paid Ordinary 224,391	224,391
2-Mar-2007 to 3-May-2007	State Authority Superannuation Scheme	Share acquisition	$189,172.40	Fully Paid Ordinary 89,027	89,027
2-Mar-2007 to 3-May-2007	UniSuper Limited	Share acquisition	$130,512.53	Fully Paid Ordinary 61,049	61,049
5-Mar-07	UniSuper Limited	Share disposal	-$85,359.72	Fully Paid Ordinary -41,843	-41,843
2-Mar-2007 to 24-May-2007	Cogent Nominees Pty Limited <SMP Accounts>	Share acquisition	$529,351.34	Fully Paid Ordinary 259,521	259,521

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Nature of relevant interest*	*Class and number of securities*	*Person's votes affected*

AMP Life Limited	AMP Life Limited	AMP Life Limited	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name AMP Life Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 5,336,182	5,336,182
AMP Capital Investors Limited ('AMP Capital')	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 2,512,217	2,512,217
	Cogent Nominees Pty Limited	Cogent Nominees Pty Limited		Fully Paid Ordinary: 172,420	172,420
	JP Morgan Nominees Australia Limited	LAMP		Fully Paid Ordinary: 1,574,920	1,574,920
	JP Morgan Nominees Australia Limited	State Authority Superannuation Scheme		Fully Paid Ordinary: 802,032	802,032
	National Nominees Pty Limited	Equipsuper		Fully Paid Ordinary: 1,150,547	1,150,547
	National Nominees Pty Limited	UniSuper Limited		Fully Paid Ordinary: 545,434	545,434
AMP Capital Investors Limited as Future Directions Australian Small Companies Fund	Cogent Nominees Pty Limited	AMP Capital Investors Limited	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of	Fully Paid Ordinary: 336,875	336,875
				Total:	12,430,627

5. Change in association
The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial shareholder in relation to voting interests in the company or scheme are as follows:

Name and ACN	*Nature of association*
No Changes	

6. Addresses
The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 8, 60 Castlereagh Street, Sydney NSW 2000
Equipsuper	171 Flinders Street, Melbourne VIC 3000
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
National Nominees Pty Limited	271 Collins Street, Melbourne VIC 3000
State Authority Superannuation Scheme	Level 14, 83 Clarence Street, Sydney NSW 2000
Unisuper Limited	Level 28, 387 Collins Street, Melbourne 3000

This notice of change of interests of substantial holder (ASIC Form 604) comprises 2 page/s in total.

END